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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  February 1, 2001
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                                                    hours per response .... 1.0
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Clemens         Peter             A.            Halsey Drug Co., Inc.              HDG        Issuer (Check all applicable)
---------------------------------------------------------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
 c/o Halsey Drug Co., Inc                         Person (Voluntary)            1/00            ----        title ---       below)
     695 N. Perryville Rd. Bldg. 2                                                                          below)
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                 (Street)                                                 5. If Amendment,             Vice President & Chief
                                                                             Date of Original          Financial Officer
 Rockford,        Illinois          61107                                    (Month/Year)              ------------------------
---------------------------------------------
 (City)           (State)           (Zip)
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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    Common Stock                  1/1/00   A*             1,195    A*       $1.3281                              D
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                                                                                                   3.370         D
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                                                                                                           (Print or Type Responses)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
SFC 1474 (3/91)
*See footnote 2 on Table II
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FORM 4 (CONTINUED)
 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares

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5% Convertible Senior      $1.404       3/10/98     A           (1)            3/10/98 3/15/03   Common    71,225
   Secured Debentures                                                                            Stock
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   Warrants                $1.404       3/10/98     A           (1)            3/10/98 3/15/05   Common    10,101
                                                                                                 Stock
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   Warrants                $2.279       3/10/98     A           (1)            3/10/98 3/15/05   Common    10,101
                                                                                                 Stock
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5% Convertible Senior      $1.404       6/12/98     A4          (2)            6/12/98 3/15/03   Common    17,121
   Secured Debentures                                                                            Stock
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   Warrants                $1.404       6/12/98     A4          (2)            6/12/98 3/15/05   Common     2,428
                                                                                                 Stock
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   Warrants                $2.279       6/12/98     A4          (2)            6/12/98 3/15/05   Common     2,428
                                                                                                 Stock
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Non-qualified Stock        $2.375       2/19/98     A4                           (3)   2/19/08   Common   300,000
   Options                                                                                       Stock
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5% Convertible Senior      $1.1312       4/1/99     A           (2)             4/1/99 3/15/03   Common     1,370
   Secured Debentures                                                                            Stock
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Non-qualified Stock        $1.125       4/12/99     A           (4)             3/8/00  3/8/09   Common   100,000
   Options                                                                                       Stock
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5% Convertible Senior      $2.4250       7/1/99     A           (2)             7/1/99 3/15/03   Common       647
   Secured Debentures                                                                            Stock
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
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                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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5% Convertible Senior          71,225                   D
   Secured Debentures
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   Warrants                    10,101                   D

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   Warrants                    10,101                   D

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5% Convertible Senior          17,121                   D
   Secured Debentures
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   Warrants                     2,428                   D

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   Warrants                     2,428                   D

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Non-qualified Stock           300,000                   D
   Options
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5% Convertible Stock            1,370                   D
   Secured Debentures
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Non-qualified Stock           100,000                   D
   Options
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5% Convertible Stock              647                   D
   Secured Debentures
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Explanation of Responses:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (10,101 shares of which are presently exercisable at $1.404 per share and 10.101 shares of which are presently exercisable at $2.279 per share).

(2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time, (ii)
    Warrants to purchase share of common stock (2,428 shares of which are presently exercisable at $1.404 per share and 2,428 shares of which are presently exercisable at $2.279 per share) and (iii) certain interest payments payable quarterly which are paid in the form of share of common stock of the Issuer (See Table 1).

(3) Options vest quarterly, with 25,000 options vesting every quarter effective May 1, 1998.

(4) Options vest 25% annually, with 25,000 options vesting every March 8, beginning March 8, 2000.

                                                      By: /s/ Peter A. Clemens                        February 9, 2000
                                                         ------------------------------------         ----------------
                                                              Peter A. Clemens                              Date
                                                              **Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.

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